EXHIBIT 2.2



Certificate No:  ---------------          Account No.: -----------------------

Transfer No:------------------------------------------------------------------

Date: ------------------           Number of Ordinary Shares: ---------

                           ORDINARY SHARE CERTIFICATE

     ---------------------------------     ---------------------------------
            Certificate Number                     Number of Shares

                  -----                                  -----
     ---------------------------------     ---------------------------------


Company Name:     TPN HOLDINGS PLC
                  (incorporated  in England and Wales under the Companies Act
                  1985 with registered number 3608347)


THIS IS TO CERTIFY that the undermentioned is/are the registered Holder(s) of the number of Ordinary Shares of 1p each, in TPN Holdings PLC, as stated below, subject to the provisions of the Memorandum and Articles of Association of the Company.

The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended (the "Act"), and may not be offered or sold except pursuant to (i) an effective registration statement under the Act,
(ii) to the extent applicable, Rule 144 under the Act (or any similar rule under such Act relating to the disposition of securities), or (iii) an opinion of counsel, if such opinion shall be reasonably satisfactory to counsel to the issuer, that an exemption from registration under such Act is available.


NAME(S) OF HOLDER(S)                NUMBER OF ORDINARY SHARES

                                          Given under Seal of the Company




CUSIP No. 872958 10 3.
This certificate should be kept in a safe place. No transfer of the above shares will be registered without the production of this certificate.
The Registrar's address is: Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA and the relevant reference for correspondence is No. 1933.
There is now a range of shareholder information on line. You can check your holding and find practical help on transferring shares or updating your details at www.shareview.co.uk.